Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Tabula Rasa HealthCare, Inc.:

We consent to the use of our report dated April 25, 2016, except for notes 2, 9 and 10, as to which the date is July 21, 2016, with respect to the consolidated balance sheets of Tabula Rasa HealthCare, Inc. (formerly CareKinesis, Inc.) as of December 31, 2014 and 2015, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 21, 2016